SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/16/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
704,398

8. SHARED VOTING POWER
531,906

9. SOLE DISPOSITIVE POWER
704,398
_______________________________________________________

10. SHARED DISPOSITIVE POWER
531,906


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,236,304 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.53%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
704,398

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
704,398
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
704,398 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.56%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
704,398

8. SHARED VOTING POWER
531,906

9. SOLE DISPOSITIVE POWER
704,398
_______________________________________________________

10. SHARED DISPOSITIVE POWER
531,906


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,236,304 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.53%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
704,398

8. SHARED VOTING POWER
531,906

9. SOLE DISPOSITIVE POWER
704,398
_______________________________________________________

10. SHARED DISPOSITIVE POWER
531,906


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,236,304 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.53%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
704,398

8. SHARED VOTING POWER
531,906

9. SOLE DISPOSITIVE POWER
704,398
_______________________________________________________

10. SHARED DISPOSITIVE POWER
531,906


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,236,304 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.53%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed April 24, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
Bulldog Investors, LLC hereby withdraws, and will not solicit proxies in connection with, its shareholder proposals and nominees for election as directors in connection with the upcoming shareholder meeting.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on February 5, 2015, there were 10,717,991 shares of common stock outstanding as of November 30, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 16, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,236,304 shares of CMK (representing 11.53% of CMK's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,236,304 shares of CMK include 704,398 shares (representing 6.56% of CMK's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,236,304 shares of CMK beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 531,906 shares (representing 4.96% of CMK's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 704,398 shares. Bulldog Investors, LLC has shared power to dispose of and vote 531,906 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of CMK's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 7/16/15 no shares of CMK were purchased or sold.



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See attached standstill Agreement


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A - Standstill Agreement


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/17/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

				STANDSTILL AGREEMENT

This Standstill Agreement (the "Agreement") is made and entered into effective as of the 15th day of July 2015 by and between Massachusetts Financial Services Company ("MFS"), having its principal place of business at 111 Huntington Avenue, Boston, MA 02199 and Bulldog Investors, LLC, having its principal place of business at Park 80 West - Plaza Two 250 Pehle Avenue, Suite 708 Saddle Brook, NJ 07663. Bulldog Investors LLC and its officers, directors, members, and employees are collectively referred to herein as ("Bulldog Investors").

   WHEREAS, MFS is a registered investment adviser that acts as adviser to MFS InterMarket Income Trust I ("CMK," or the "Trust");

   WHEREAS, by letter dated April 23, 2015, Special Opportunities Fund, Inc. submitted to the Trust a precatory shareholder proposal for inclusion in the proxy statement of the Trust (the "Proxy Statement") relating to the Trust's 2015 annual meeting of shareholders, requesting that the Trust's shareholders approve the following resolution: "The shareholders of MFS InterMarket Income Trust I (the Fund) request that the Board of Directors authorize a self-tender offer for all outstanding common shares of the Fund at net asset value (NAV)" (the "Shareholder Proposal");

   WHEREAS, by letter dated July 6, 2015, Full Value Partners L.P. submitted to the Trust proposed nominees for election as Trustees of the Trust at the Trust's 2015 annual meeting of shareholders" (the "Shareholder Proposed Slate," together with the Shareholder Proposal, the "Shareholder Proposals");

   WHEREAS, the parties to this Agreement wish to resolve disputed matters concerning the Shareholder Proposals;

   NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the parties agree as follows:

1. Recommendation to Trustees. MFS will recommend that the Board of Trustees of the Trust (the "Board") approve the liquidation of the Trust;

2. Bulldog Investors Obligations. Upon public announcement no later than July 24, 2015 by the Trust of its intention to liquidate the Trust (the "Announcement"):

a) Bulldog Investors shall take all necessary steps to withdraw the Shareholder Proposals within one business day of the Announcement;

b) Bulldog Investors shall agree to vote at the Trust's 2015 annual shareholder meeting FOR the slate of Trustees nominated by the Board and to vote against any shareholder proposals not recommended for shareholder approval by the Board;


c) Bulldog Investors shall, in connection with any annual shareholder meeting in 2015 or 2016, (i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals concerning any existing or future MFS-advised closed-end funds ("MFS Funds"); (ii) refrain from directly or indirectly soliciting or encouraging others to vote against the Board's recommendations on any matters affecting any MFS Fund; (iii) refrain from proposing any nominees for election to the Board; (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving any MFS Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of any MFS Fund's assets;; (v) refrain from joining or participating in a group with any unaffiliated third parties concerning any MFS Fund; (vi) refrain from seeking the removal of any member of the Board; (vii) refrain from seeking control or influence over the management or policies of any MFS Fund; and (viii) refrain from publicly disclosing any intention, plan, proposal or arrangement or other matter inconsistent with its obligations under this subparagraph 2(c)). For the avoidance of doubt, however, nothing contained herein shall prevent Bulldog Investors from purchasing shares of any MFS Fund.

d) If a public announcement is not made by the Trust by July 24, 2015 of its intention to promptly liquidate the Trust, this Agreement shall be void and of no further effect.

e) If the Trustees adopt any anti-takeover measure without a vote of shareholders, this Agreement shall be void and of no further effect. An anti-takeover measure is any measure having the effect of deterring a change of control or of impeding the shareholder franchise.

3. No Disparagement. Until December 31, 2016, each party hereto shall refrain from directly or indirectly disparaging, impugning, or taking any action reasonably likely to damage the reputation of the other party, their members, directors, officers, employees or affiliates, or any members of the Board.
The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. Third Party Beneficiaries. The parties agree that the MFS Funds are intended as third party beneficiaries of this Agreement, and that any MFS Fund is entitled to rely on and may enforce the terms and provisions hereof directly as if it were a party hereto.

5. No Assignment. This Agreement shall be binding upon the parties and their respective legal successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the other party and any such attempted assignment shall be void.

6. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the Commonwealth of Massachusetts, without regard to conflicts of law rules. The parties hereto agree that the defendant shall determine the proper forum for any legal controversy arising in connection with this Agreement, and the parties hereby consent to the exclusive jurisdiction of such court for such purposes, provided that such form must be in either the borough of Manhattan, New York or Boston, Massachusetts.

7. Injunctive Relief: Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Paragraph 2 of this Agreement.

8. Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

9. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision.

10. No Waiver. A waiver of a breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

11. Counterparts. This Agreement may be executed in counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

12. Entire Agreement. This Agreement and any other written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day, month, and year first above written.


BULLDOG INVESTORS, LLC	         MASSACHUSETTS FINANCIAL
				 SERVICES COMPANY

BY: /s/ Andrew Dakos	         By:__________________________

Name:Andrew Dakos	         Name:________________________

Title: Member	                 Title:_______________________







   IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day, month, and year first above written.


BULLDOG INVESTORS, LLC	         MASSACHUSETTS FINANCIAL
				 SERVICES COMPANY

By:____________________		 By: /s/ James Jessee

Name:__________________		 Name: James A. Jessee

Title:__________________	 Title: Executive Vice President